SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities
Exchange Act of 1934 (Amendment No. )

Filed by the Registrant |_| Filed by a Party other than the Registrant |X|
Check the appropriate box:
| X | Preliminary Proxy Statement
|_| Confidential, for Use of the Commission Only
(as permitted by
Rule 14a-6(e)(2))
| | Definitive Proxy Statement
| | Definitive Additional Materials
|_| Soliciting Material Pursuant to ss.240.14a-12

THE GOLDFIELD CORPORATION
(Name of Registrant as Specified In Its Charter)

Sam Rebotsky
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
|X| No fee required
|_| Fee computed on table below per Exchange Act
Rules 14a-6(i)(4) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of
transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act
Rule
0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:


Nicolas Panos
Special Counsel   Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington DC

RE:	Goldfield Corporation
Prelimary Proxy
June 11, 2000

Dear Mr. Panos:

I am hereby withdrawing my preliminary proxy. The purpose of the proxy was to enable me to receive proxy statements from shareholders. In the interest of time, I am withdrawing the proxy and instead will continue to use the definitive proxy statement filed by eRaider.com. Let me make clear that I continue to be a nominee on the Shareholder Value Slate and reserve the right to solicit proxies on the slate's behalf. I am in no way withdrawing from the contested proxy with Goldfield Corporation.
Therefore, the withdrawal of my preliminary proxy in no way affects the definitive proxy filed by eRaider.com.


Sincerely,


Sam Rebotsky